

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 5, 2010

Mr. Panagis Vourloumis
Chairman and Managing Director
Hellenic Telecommunications Organization S.A.
99 Kifissias Avenue
GR 15124 Amaroussion
Athens, Greece

     Re: Hellenic Telecommunications Organization S.A.
             Form 20-F for Fiscal Year Ended December 31, 2009
             Filed June 7, 2010
             File No. 1-14876

Dear Mr. Vourloumis:

      We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director